1140739

2-28-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2002
354
SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2002 File No. 0-31166


02014706

CORNER BAY SILVER INC.
(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA M5J 2H7
(Address of principal executive offices)

1. Press Release dated: February 15, 2002
2. Press Release dated: February 26, 2002

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.
(Registrant)

February 26, 2002
Date



By: Steven Brunelle, Vice President

CORNER BAY SILVER

INC.

News Release No. 2002-02

CORNER BAY SILVER CONCLUDES $4,575,000 FINANCING

February 15, 2002 - Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc., is pleased to announce that the Company has completed several private placement agreements that will provide the Company with a total of $4.575 million of financing by the issuance of 1,830,000 common shares at a price of $2.50 per share. The agreements are subject to the final approval of the Toronto Stock Exchange.

The proceeds from the financing will be used for several purposes including ongoing property payments at the Company's Alamo Dorado Silver/Gold Property in Mexico, additional exploration at this property (drilling to start mid-March), and for general working capital. The Company's issued and outstanding common shares will increase to 17,921,109 at closing. The $4.575 million will augment the Company's treasury, which currently stands at approximately $2.2 million for a total cash position of $6.7 million. The Company has no long term debt.

AMEC Simons Mining and Metals is conducting a Feasibility Study of the Company's Alamo Dorado Silver/Gold Property. The study is expected to be delivered in April 2002. The Company has secured all necessary surface right agreements at the Alamo Dorado project over the past few months. These rights cover an area that is more than adequate for the currently proposed facilities as part of the Feasibility Study as well as additional space for continued exploration of the existing resource.

Corner Bay Silver Inc. is now a well financed debt free Company with the Alamo Dorado Silver/Gold project in Northern Mexico nearing the conclusion of a Feasibility Study.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

Certain Statements presented herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

CORNER BAY SILVER
INC.

News Release No. 2002-03

CORNER BAY SILVER APPOINTS BARCLAYS & DEUTSCHE FOR PROJECT FINANCING

February 19, 2002-Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc., is pleased to announce that the Company has engaged Barclays Capital, the investment banking division of Barclays Bank PLC ("Barclays Capital") and Deutsche Bank Securities Inc. ("Deutsche Bank") to provide Corner Bay with assistance and services in connection with the arrangement of debt project financing for the development of the Company's Alamo Dorado Silver/Gold Project located in Sonora Mexico.

Barclays Capital and Deutsche Bank on a co-advisor basis will develop an optimal financing structure for project financing the Alamo Dorado Silver/Gold Property as a result of the Feasibility Study that is being developed by AMEC Simons Mining and Metals. Both banks have extensive experience in advising on mine financings and are also rated the top two banking lenders to the mining industry. A worldwide presence in all major markets provides the ability of these banks to take on a global view of the world economies and their effects on metals markets. As a result of their experience, Barclays Capital and Deutsche Bank have a strong understanding of the issues affecting the financing and development of new mining ventures, particularly in the precious metals sector.

The Company consultants, AMEC Simons Mining and Metals as well as MINTEC Inc. and Metcon Research Ltd./K D Engineering Co., Inc., are expected to complete the Feasibility Study on the Alamo Dorado Silver/Gold Property early in the second quarter of 2002. Subject to a positive Feasibility Study conclusion, Barclays Capital and Deutsche Bank will assist Corner Bay Silver to arrange project financing for construction at Alamo Dorado. Management is pleased to add Barclays and Deutsche to the team of experienced mining industry professionals assembled to complete the challenges of the year ahead.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

Certain Statements presented herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.